                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

        For the fiscal year ended:  December 31, 1997

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

    For the transition period from ___________________ to __________________

                    Commission file number: Not yet assigned

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        SPARTA, INC. PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  SPARTA, INC.
                     23041 AVENIDA DE LA CARLOTA, SUITE 325
                           LAGUNA HILLS, CA 92653-1507

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or the other persons who administer the employee benefit plan) have duly caused this annual report to be signed on the Plan's behalf by the undersigned, thereunto duly authorized.



                                              SPARTA, INC. PROFIT SHARING PLAN



Date:  June 30, 1998                          /s/ Jerry R. Fabian
                                              ----------------------------------
                                              Jerry R. Fabian, Special Trustee

                                  SPARTA, INC.
                              PROFIT SHARING PLAN

                              Financial Statements

                      For The Years Ended January 2, 1998
                              And January 3, 1997
                         Together With Auditor's Report

                       [WARNICK MAESTAS & HICK LETTERHEAD]


                          INDEPENDENT AUDITOR'S REPORT


To The Board of Directors
Sparta, Inc. Profit Sharing Plan
Laguna Hills, California

We have audited the accompanying statements of net assets available for plan benefits (modified cash basis) of the Sparta, Inc. Profit Sharing Plan as of January 2, 1998 and January 3, 1997, and the related statements of changes in net assets available for plan benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 6, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Sparta, Inc. Profit Sharing Plan as of January 2, 1998 and January 3, 1997, and the changes in net assets available for plan benefits for the years ended January 2, 1998 and January 3, 1997, on the basis of accounting described in Note 6.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (modified cash basis) of assets held for investment purposes and transactions in excess of 5% of the current value of plan assets are presented for purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WARNICK, MAESTAS & HICK

                                        /s/ Warnick, Maestas & Hick

COSTA MESA, CALIFORNIA
June 4, 1998

                        SPARTA, INC. PROFIT SHARING PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                     ASSETS

                                                         January 2,           January 3,
                                                             1998                1997
                                                         -----------          -----------
INVESTMENTS, at fair value (Note 2):
  Sparta, Inc. common stock (Notes 4 and 5)              $18,338,137          $13,507,402
  Corporate stock                                          2,815,338            2,127,327
  Mutual funds                                             7,611,822            5,502,701
  Government securities                                      103,829              108,287
  Limited partnership interests                               60,960               97,786
  Commodities                                                    422                  343
                                                         -----------          -----------

                      Total investments                   28,930,508           21,343,846
                                                         -----------          -----------

RECEIVABLES:
  Contribution from Sparta, Inc. (Note 1)                    385,674              364,448
  Notes receivable from participants (Note 2)              1,357,599            1,290,931
  Accrued interest receivable                                 38,450               27,672
  Employee contribution to 401(k) plan (Note 1)               85,206               45,685
                                                         -----------          -----------

                      Total receivables                    1,866,929            1,728,736
                                                         -----------          -----------

CASH (Note 2)                                              8,281,304            7,467,466
                                                         -----------          -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                   $39,078,741          $30,540,048
                                                         ===========          ===========

                   THE ACCOMPANYING FOOTNOTES ARE AN INTEGRAL
                            PART OF THESE STATEMENTS

                        SPARTA, INC. PROFIT SHARING PLAN

                       STATEMENTS OF CHANGES IN NET ASSETS

                           AVAILABLE FOR PLAN BENEFITS

                       FOR THE YEARS ENDED JANUARY 2, 1998

                               AND JANUARY 3, 1997

                                                  January 2,           January 3,
                                                     1998                 1997
                                                  -----------          -----------
ADDITIONS:

    Contributions -
        Sparta, Inc. (Note 5)                     $ 3,089,623          $ 2,661,231
        Employees (Note 1)                            971,004              604,001
    Interest and dividend income                    1,195,979              844,662
                                                  -----------          -----------

                      Total additions               5,256,606            4,109,894
DEDUCTIONS:

     Benefits paid to participants                  1,447,257            2,223,673
     Administration expenses                           91,216               89,083
                                                  -----------          -----------

                      Total deductions              1,538,473            2,312,756
                                                  -----------          -----------

NET REALIZED AND UNREALIZED APPRECIATION
  IN FAIR VALUE OF INVESTMENTS (Note 2)             4,820,560            3,605,005
                                                  -----------          -----------

                 NET ADDITIONS                      8,538,693            5,402,143

NET ASSETS AVAILABLE FOR BENEFITS,
  at beginning of year                             30,540,048           25,137,905
                                                  -----------          -----------

NET ASSETS AVAILABLE FOR BENEFITS,
  at end of year                                  $39,078,741          $30,540,048
                                                  ===========          ===========

                   THE ACCOMPANYING FOOTNOTES ARE AN INTEGRAL
                            PART OF THESE STATEMENTS

                        SPARTA, INC. PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                       FOR THE YEARS ENDED JANUARY 2, 1998

                               AND JANUARY 3, 1997


(1) Description of the Plan -

        The profit sharing plan of Sparta, Inc., (the Plan) is a contributory defined contribution plan that covers substantially all employees and provides for retirement and disability benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Employer contributions are allocated to participants based on compensation and years of service. The Plan provides for immediate eligibility and 100 percent vesting for all employees who complete more than 1,000 hours of service within the plan year. In addition, the Plan provides for separate, segregated accounts for substantially all participants. Each participant with a segregated account directs the investment activity of such segregated account. In addition, the participants may use the funds in their accounts to purchase shares of Sparta, Inc. stock.

        The amount of the annual contribution to the Plan is determined by the Board of Directors of Sparta, Inc., (the Company) at its discretion. The Company's contribution to the Plan each year may be made in the form of Sparta, Inc. stock, cash or both at the discretion of the Board of Directors.

        Matching contributions may be made on behalf of certain employees of Sparta, Inc. at the discretion of the Board of Directors. These employees may elect to make pre-tax contributions to the Plan ("401(k) deferrals") under
Section 401(k) of the Internal Revenue Code.

        The Plan's investments are held in the name of a trust company. An officer of the Company is the trustee with respect to Sparta, Inc. securities held by the Plan. Delaware Charter Guarantee & Trust Co. is the trustee of the Plan.

(2) Significant Accounting Policies -

        (a) Accounting Periods Presented -

                The Plan operates on a 52/53 week fiscal year. In 1997 and 1996 the Plan's fiscal year ended on the Friday nearest to December 31. The periods presented in these financial statements are the fiscal years ended January 2, 1998 and January 3, 1997.

        (b) Valuation of Investments -

                Corporate stocks, mutual funds, government securities, and bonds are stated at aggregate fair value. Securities traded on a national securities exchange are valued at the latest reported sales price on the last business day of the plan year; investments traded on the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices.

                        SEE INDEPENDENT AUDITOR'S REPORT

                Stock investments in the employer corporation are valued using a quarterly adjusted formula which is used in all transactions affecting Sparta, Inc. stock. The value at January 2, 1998 was $6.90 per share based upon the quarterly adjusted formula calculation as of October 21, 1997.


                An independent valuation firm determined that the stock valuation (using the quarterly adjusted formula) was a proper reflection of the fair market value at the valuation date of April 21, 1996. The stock value as determined by the independent valuation firm was $4.48 at April 21, 1996 and was consistent with the value as previously computed using the quarterly adjusted formula. An independent stock valuation was prepared subsequent to the plan year end and was also consistent with the prevailing value using the quarterly adjusted formula.

                The fair value of the commodities were based on the average price traded on the market on the last business day of the plan year.

                The fair value of the limited partnership interests were based on the estimated fair value of their underlying assets.

                Investments greater than or equal to 5% of plan assets are:

                                         January 2, 1998              January 3, 1997
                                    ------------------------      -----------------------
                                    Principal                     Principal
                                    Amount or                     Amount or
                                    Number of       Fair          Number of     Fair
                                    Shares          Value         Shares        Value
                                    ------          -----         ------        -----
Sparta, Inc. Common Stock           2,657,701    $18,338,137      2,524,748   $13,507,402
Paine Webber
  Money Funds                       7,615,406    $ 7,615,406      6,977,584   $ 6,977,584

                During the plan year, the Plan's investments (including investments bought, sold and held during the year) appreciated in value by $4,820,560 and $3,605,005 for the years ended January 2, 1998 and January 3, 1997, as follows:

                                        January 2,            January 3,
                                           1998                  1997
                                       -----------           -----------
Sparta, Inc. Common Stock              $ 3,945,706           $ 2,859,220
Corporate stock                            312,522               349,722
Mutual Funds                               578,512               386,934
Government Securities                       10,423                 1,760
Limited Partnership Interests              (26,683)               (1,448)
Commodities                                     80                   (35)
Bonds                                            0                 8,852
                                       -----------           -----------

                                       $ 4,820,560           $ 3,605,005
                                       ===========           ===========

                        SEE INDEPENDENT AUDITOR'S REPORT

               The Plan places a substantial portion of its assets with Paine Webber a broker/dealer that is custodian for most investments of the Plan. Among them are the $7,615,406 of temporary cash investments consisting principally of money market funds that are potentially subject to risk because a substantial portion is not insured by the Securities Investors Protection Corporation. The Plan administrator and Company management do not believe that the Plan is at risk and that no significant loss will occur.

        (c) Plan Expenses -

                The company absorbs a significant portion of plan expenses incurred for the administration and management of the Plan. Administrative fees are deducted from the account of each participant.

        (d) Plan Termination -

                Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be allocated to the participants in accordance with the terms of the Plan.

        (e) Participant Loans -

                Pursuant to the Plan, loans are available to eligible participants, bear interest at a fair market value, require adequate security, and require repayment over a reasonable period of time. The Plan requires that loans be in compliance with Internal Revenue Code
        Section 72.

        (f) Plan Benefits -

                A participant becomes eligible to receive a retirement benefit payment equal to 100% of his or her vested account balance upon reaching normal retirement age. The Plan also provides for death, disability and termination benefits, as defined.

                The method of payment shall be a lump-sum distribution of cash except to the extent that the participant elects to have his benefits distributed in kind.

        (g) Estimates -

                The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.


(3) Income Tax Status -

        The Internal Revenue Service has determined and informed the Company by letter dated January 4, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has not been amended since receiving the determination letter.

                        SEE INDEPENDENT AUDITOR'S REPORT

(4) Related Party Transactions -

        The Plan was amended, effective October 1, 1987, to allow the Plan to purchase employer securities. During the Plan years ended January 2, 1998 and January 3, 1997, the Plan purchased 234,762 and 83,857 shares of the Company, respectively, at prices ranging from $6.90 to $5.35 per share. In addition, during the Plan years ended January 2, 1998 and January 3, 1997, the Plan sold 342,481 and 298,890 shares of the Company, respectively, at prices ranging from $6.90 to $4.66 per share.

(5) Employer Contributions -

        For the year ended January 2, 1998, total contributions made by the employer of $3,089,623 were comprised of 241,672 shares of the Company Stock valued at $1,551,353, with per share prices ranging from $6.90 to $5.93, and cash contributions of $1,538,270.

        For the year ended January 3, 1997, total contributions made by the employer of $2,661,231 were comprised of 274,535 shares of the Company Stock valued at $1,319,097 with per share prices ranging from $5.35 to $4.66 and cash contributions of $1,342,134.

(6) Basis of Accounting -

        The plan's financial statements are presented using the modified cash basis of accounting in order to conform to the accounting method employed by the trustee and the plan administrator.

        Under the modified cash basis of accounting expenses are recorded when paid and investment gains and losses are computed under the "revalued method."

(7) Benefit Claims Payable -

        Net assets available for benefits at January 2, 1998 include $8,511,087 allocated to the accounts of participants who, as of or prior to that date, had terminated employment and either remained in the Plan as allowed under the Plan provisions or withdrew completely from participating in the earnings and operations of the Plan.

                        SEE INDEPENDENT AUDITOR'S REPORT

(8)                     SPARTA, INC. PROFIT SHARING PLAN

                     TRANSACTIONS OR SERIES OF TRANSACTIONS

                         IN EXCESS OF 5% OF PLAN ASSETS

                       FOR THE YEAR ENDED JANUARY 2, 1998

                       Principal
                       Amount or
                       Number of     Purchase        Selling       Cost          Gain
                       Shares        Price           Price         (Note 6)      (Note 6)
                       ---------     ----------      ----------    --------      --------
SPARTA, INC. STOCK

        Purchases       234,762      $1,447,093

        Sales           343,481                      $2,113,417    $1,835,280    $278,137

                        SEE INDEPENDENT AUDITOR'S REPORT

                        SPARTA, INC. PROFIT SHARING PLAN

                      ASSETS HELD FOR INVESTMENT PURPOSES

                       FOR THE YEAR ENDED JANUARY 2, 1998

               DESCRIPTION                    UNITS                COST           CURRENT VALUE
--------------------------------------------------------------------------------------------------
COMMODITIES
Citibank Silver Certificate                     73.280             $1,000.00               $422.84
                                                                                ------------------
                                                                                           $422.84
                                                                                ==================


GOVERNMENT SECURITIES
CTR 11-15-07                                    142104             26,095.59             79,450.34
CTR 15 MAY 0%                                     4240              1,328.18              3,496.30
GNM P207206Z                                    150000                689.15                576.00
US Treas Note 05-15-00                           20000             20,001.20             20,306.40
                                                                                ------------------
                                                                                       $103,829.04


LIMITED PARTNERSHIPS
Balcor Pension Investors                            10              5,000.00              2,669.00
CNL Income V, Ltd                                    6              3,000.00              2,994.00
Ledccor Properties                              10,000             20,000.00             28,679.00
Ledcor Properties                                2,500              5,000.00              7,166.00
Ledcor Properties                                2,500              5,000.00              7,166.00
RIC 25, Ltd                                        118              3,000.00              2,817.25
Swift Energy                                        30             30,000.00              5,111.00
Windsor Park Properties 5                          150              4,762.25              4,357.67
                                                                                ------------------
                                                                                        $60,959.92
                                                                                ==================

MUTUAL FUNDS
AIM Adv Flex Fund                             18417.78             147635.86            363,566.98
AIM Blue Chip Fund                             440.754              12342.33             14,068.85
Aim Capital Development                       1796.557              21351.88             25,565.00
AIM Charter Class A                           7583.173              85347.31             93,348.85
Aim Constellation Fund                         504.322              12082.06             13,304.00
AIM Global Aggress Growth                      469.865               8215.16              8,006.49
Aim Value Fund                                1936.125              53876.03             61,743.02
AIM Value Fund                                 682.274              21262.17             22,119.32
AIM Weingarten Fund                            389.504                5426.6              7,747.23
Alliance Worldwide Privitization              2554.983              26161.74             28,513.59
Amcent 20th Cent Intl Growth                  5076.193              26574.94             41,574.02
Amer Mutual Funds Inc                         1264.389              19407.62             36,932.80
American Balanced Fund                         526.365               7526.73              8,253.38
American Capital World Fund                    735.372              18480.48             18,023.95
American Century Ultra                             311              10287.28              8,481.51
American Mutual Funds                          1523.18              32061.33             44,492.05

                        SEE INDEPENDENT AUDITOR'S REPORT

               DESCRIPTION                    UNITS                COST           CURRENT VALUE
--------------------------------------------------------------------------------------------------
Artisan Small Cap Fund                        1368.516             19,131.24             19,364.50
Babson Enterprise II Fund                       39.661              1,076.68                991.13
Berger Growth & Income                        1898.344              23761.98             25,532.73
Bond Fund of America                        22,532.838           289,526.570            315,459.51
Brandywine Fund                               1017.692            31,935.490             31,436.51
Capital Growth & Income                       2393.538             39431.950             58,665.61
Cohen & Steers Realty                          239.108             10,939.44             11,998.44
Dean Witter Develop Growth                     942.554             22,116.22             21,980.35
Dean Witter Dividend Growth                    493.946             21,383.19             26,841.02
Dean Witter Glob Div Grow                     1628.587             18,497.33             21,236.77
Dean Witter Value Added Eq                   1,072.228             26,673.90             37,174.14
Delaware Cap Concept 1 Fund                     69.783             1,492.310              1,660.84
Eaton Vance Traditional Worldwide Health     2,100.740             26,808.67             30,964.91
Europacific Growth Fund                      2,769.471            50,536.660             72,061.57
Evergreen Total                               1167.502            19,917.460             33,110.36
Federated Growth Tr Fund                       424.544              8,012.07             10,520.20
Fidelity Adv Equity Inc                         40.762              1,098.52              1,050.03
Fidelity Adv Overseas                             55.3                994.38                883.69
Fidelity Advisor Equity Port Grow              228.144             9,764.560             10,549.38
Fidelity Advisor Growth Opport                2405.524              75434.16            102,114.51
Fidelity Capital & Income Fund                 601.139              4,855.38              6,017.40
Fidelity Contrafund                          1,868.428            61,552.070             87,124.79
Fidelity Convertible Fund                    1,286.866             18,783.76             22,533.02
Fidelity Diversified Intl                      382.231              4,402.65              6,165.39
Fidelity Emerging Mkt                          615.656            14,559.580             14,479.11
Fidelity Emerging Mkt                         1583.664             27367.010             15,203.17
Fidelity Equity Inc II                        1118.745             23,288.77             30,217.30
Fidelity Growth                                151.755              5,854.20              6,574.03
Fidelity Growth & Income                       186.236              3,090.34              7,095.59
Fidelity Low Priced Stock                      447.878             10,786.49             11,255.17
Fidelity Magellan Fund                         104.067              7,132.34              9,914.46
Fidelity Mid-Cap Stock                       1,211.366            17,070.460             20,217.69
Fidelity OTC Portfolio                         540.302              17730.23             18,073.10
Fidelity Port Grow & Inc                       878.272              18617.42             33,462.16
Fidelity Select Electronic                      64.633             2,901.570              1,991.34
Fidelity Select Financial                       75.988             6,528.230              7,291.81
Fidelity Select Reg Bank                       178.580              6,230.71              7,319.99
Fidelity Select Tech                           118.438              3,904.11              5,362.87
Fidelity Select Technology                     127.392              6,921.16              5,753.02
Fidelity Smallcap Stock                        338.736              3,439.92              5,396.06
Franklin AGE High Income                     6,910.680             20,434.57             19,914.16
Franklin Income Fund                         5,146.427             13,217.51             13,020.46
Franklin Templeton Dev Mkts                    253.391              3,333.85              3,245.93
Fundamental Investors                          755.010             16,198.38             20,687.27
Gabelli Small Cap Growth                     1,396.313             20,442.53             30,138.91
Growth Fund of America                      13,654.732           160,832.550            256,435.83
GT Global Emerging Mkt B                     1,138.393              19304.71             13,569.64
GT Global Growth & Income                    5,271.526            26,910.900             44,017.24
GT Global Strategic Income                   1,056.584             9,054.820             12,774.10
GT Telecommunication A                         470.566               8215.66              7,717.27
GT Telecommunication B                        1256.254               20376.6             20,024.69
Guiness Asia Smallcap                          274.878              4,000.00              2,674.56

                        SEE INDEPENDENT AUDITOR'S REPORT

               DESCRIPTION                    UNITS                COST           CURRENT VALUE
--------------------------------------------------------------------------------------------------
Guiness Flight China & HK                      227.818              3,365.17              2,941.13
IDS Blue Chip Advantage                        235.837              2,182.76              2,209.79
IDS Extra Income Fund                          454.485              2,019.70              2,068.31
IDS Fed Income Class A                       1,087.392               4818.83              5,504.33
IDS Global Growth Fund                         284.369              2,027.84              1,953.90
IDS Growth Fund                                  68.15              1,985.10              2,109.86
IDS New Dimensions Fund                        770.967             17,506.73             18,386.02
IDS New Dimensions Fund                         93.126              2,082.03              2,197.68
IDS New Dimensions Fund*                       257.044             5,877.270              6,129.99
IDS Research Opportunities Fund                354.327              2,076.66              2,200.37
IDS Small Company Index Fund                   338.248              1,933.44              2,213.49
IDS Strategy Aggressive Fund                   110.995              2,306.51              2,083.60
Income Fund America                           1241.641              21047.28             22,063.96
International Investors                        976.404             5,779.450              7,362.09
Investment Co America                       60,137.052         1,263,346.490          1,698,871.18
Inv Co America                                 100.806             2,972.690              2,847.76
Invesco Strategic Energy                       857.129             12,160.85             12,008.38
Janus 20 Fund                                      450                  9463             13,950.00
Janus Flexible Income                             5810              57273.59             57,349.55
Janus Fund                                      2659.5              57455.78             66,221.55
Janus Mercury Fund                             1008.76                18,662             16,645.00
Janus Overseas Fund                              1,169                17,129             20,335.00
Janus Twenty Fund                                  619             19,986.12             19,170.32
Janus Venture Fund                                 220                  8742             11,017.00
Janus Worldwide Fund                             4,340               106,941            163,954.00
John Hancock Regional Bank                     237.727               9425.73             12,797.37
Kaufmann Fund                                     8960                 38062             57,074.00
Longleaf Partners                                  956             20,315.48             24,825.32
Loomis Sayles Bond                                 801             10,473.35             10,275.30
Mainstay Equity Index                          659.848             20,000.00             20,395.91
Merrill Lynch Growth Fund                          502                 11997             13,159.00
MFS Emerging Growth Fund                       797.015             27,132.36             28,349.83
Midas Fund                                    1411.782              6,986.43              2,978.86
ML Developing Cap Mkts                            1100                 11123             14,099.00
ML Global Allocation Fund                      597.273              7,122.69              8,325.99
ML Growth Fund                                 792.266             15,695.39             20,931.67
ML Senior Floating Fund                          1,719             11,984.99             17,192.82
Mutual Beacon Fund                                 622              7,293.93              8,785.20
Mutual Discovery Fund Ass Z                        699             12,205.24             13,201.39
Mutual Series Beacon Fund                          625              6,762.22              8,821.78
Neuberger Berman Focus Fund                        678                 18382             22,416.00
Neuberger Berman Genesis                           177              3,033.20              2,835.21
Neuberger Berman Guardian                          821             18,756.32             21,255.72
New Economy Fund                                 2,834                46,345             56,590.00
New Perspective Fund                          5373.524              63420.51            104,085.12
Oakmark Fund                                     2,186                64,599             88,324.00
Oakmark Select Fund                             681.28             11,500.00             11,936.03
Oakmark Smallcap Fund                         1175.886             20,528.06             22,835.71
Oppenheimer Quest Smallcap                     636.264               14858.5             13,017.96
Oppenheimer Total Return                      1545.223             12,949.34             16,997.45
Pace Global Fixed Income                      1110.503             13,063.32             13,459.29
Pace Gov Fixed Income                         2399.722                29,365             29,949.00

                        SEE INDEPENDENT AUDITOR'S REPORT

               DESCRIPTION                    UNITS                COST           CURRENT VALUE
--------------------------------------------------------------------------------------------------
Pace Intl Emerging Mkts                        376.827              5,238.16              4,548.30
Pace Intl Equity                               950.294             12,619.62             13,513.18
Pace Large Co Equity                          1250.355             20,340.90             22,868.89
Pace Large Co Growth                             1,307              19883.24             23,792.15
Pace Sm/Med Co Growth                         1091.686             13,059.81             16,124.20
Pace Sm/Med Co Value                               924             13,563.66             16,688.99
Pace Strategic Fixed Income                      2,331             29,077.27             30,535.75
Paine Webber Pacific Growth                     95.087               1244.89                785.42
Paine Webber Tactical Allocation                   607                 14402             14,405.00
PBHG Growth Fund                                   159              4,000.00              4,043.00
Phoenix Balanced Fund                          736.232             10,171.28             11,470.49
Phoenix Growth Fund                                711                 12921             16,173.00
Phoenix Midcap Portfolio                           620              8,355.65             11,754.40
Phoenix SBI Balanced Fund                       69.366                959.21              1,080.72
Phoenix Smallcap                                  2852                 49265             43,575.00
Phoenix Strategic Theme                          5,548                68,550             68,347.00
Pioneer Capital Growth Fund                    571.632             11,667.50             11,998.55
Pioneer II Fund                                   1599                 13590             36,860.00
Prudential Nicholas Applegate Growth           347.614              3,861.26              5,029.97
Putnam Asset Allocation Growth B                   779                 8,481              9,513.00
Putnam Growth & Income                        1480.158              22270.01             20,263.33
Putnam Health Science                          418.166             11,560.08             22,819.32
Putnam New Opport B                                115              3,910.01              6,240.82
Putnam New Opportunities                           128              2,165.41              5,380.08
Putnam New Opportunity Fund                        341                 15442             16,592.00
Putnam Voyager Fund                              2,848             30,167.37             51,372.66
PW Balanced Fund A                               3,712             38,812.37             42,238.15
PW Financial Serv Growth Fund                      308              6,426.84              9,629.88
PW Growth & Income Fund                       1719.655             38,282.50             50,368.69
PW Growth Fund                                    2009             41,560.36             42,661.62
Rainier Small Midcap Eq Port                   786.223             12,849.38             17,650.71
Robertson Stephen Value                              0                  0.82                  0.90
Schwab 1000 Fund                                    70              1,199.12              1,870.33
Scudder Global Fund                             89.744              2,910.40              2,537.96
Scudder Growth & Income                            346                  9860              9,457.00
Select 10 Spring 1997 Series                     1,969                  1913              2,201.00
Select Ten 97-1 Dow                          6092.0963              6,099.64              6,518.54
Select Ten 97-C Dow                          5055.3938              5,004.82              5,055.39
Select Ten 974 Dow                               10380             10,022.37             10,483.67
Seligman Comm & Info                             1,670                40,961             38,837.00
Smallcap World Funds                             37204                787190            962,120.00
Sogen Intl fund                                 79.592               1830.06              2,025.62
Sogen Intl Fund*                                   580               13966.4             14,749.40
Sound Shore Fund                               990.921              25939.06             28,310.61
Steinroe Young Investor                         44.244                1014.1              1,030.44
Strong Schafer Value Fund                       45.913               3094.34              2,933.84
T Rowe Price Equity Inc Fund                   318.072              6,228.16              8,292.14
T Rowe Price European Stock Fund               679.399              7,233.74             13,187.14
T Rowe Price Mid Cap Growth                    467.429             10,965.61             13,368.47
T Rowe Price New Horizon *                     407.253               8816.26              9,488.99
TCW DW Core Equity Trust                      1466.465             16,532.21             23,786.06
TCW DW Latin America Growth                     103.87                 891.2              1,419.90

                        SEE INDEPENDENT AUDITOR'S REPORT

               DESCRIPTION                    UNITS                COST           CURRENT VALUE
--------------------------------------------------------------------------------------------------
Templeton Americas Gov Fd                      1415.91              15604.68             14,682.99
Templeton Calif Growth                         172.575               3195.13              3,901.92
Templeton Foreign Fund I                      4130.691              49308.24             41,100.38
Templeton Global Bond                         3487.698              35242.63             34,144.56
Templeton Global Opportunity                   447.973               6175.79              6,862.94
Templeton Growth                              5356.851              81753.57            103,924.35
Templeton World Fund *                        1951.617              17483.06             32,826.20
Turner Small Cap Fund                          485.205              10445.76             11,945.75
Tweedy Brown Global Value                       267.27               3045.41              4,380.56
United Serv. World Gold                        754.988              15906.54              8,418.12
UTS Equity Inc Dow 96                            13394              13286.86             15,188.80
Vanguard Index 500                               90.11               5294.12              8,116.21
Vanguard Total Stock Portfolio                5168.106              66887.75            117,006.15
Vanguard Wellington Fund                      1623.119              45295.85             47,800.85
Vanguard Windsor II                           1011.879              30087.76             28,959.98
Washington Mutual Fund                        3454.678              64497.17            104,849.46
                                                                                ------------------
                                                                                     $7,611,821.85
                                                                                ==================

CORPORATE STOCK
Adtran Inc                                        1420              49827.88             39,050.00
Advanced Micro Systems                              90              3,178.63              1,614.33
Aetna Inc                                           50              3,991.75              3,528.10
Airtouch Communications                            100              2,912.50              4,156.30
Allegiance Corp                                   2350                 44356             83,275.66
Allied Signal                                      150              5,159.93              5,821.95
Allsate Corp                                        92              3,500.00              8,326.00
Amax Gold Inc                                    1,000                 6,912              2,313.00
AMDL Inc                                          5000              7,127.85                625.00
Ameritrade Holding                                  36              1,022.49              1,048.50
Amgen Inc                                          800                31,067             43,300.00
Amoco Corp                                          45              4,289.56              3,830.63
Ampex Corp                                         200              1,534.45                475.00
Apache Corp                                        300              8,757.41             10,518.75
Apple Computer                                   3,810                65,919             50,004.66
Applied Digital Access                            1400             22,345.53              8,225.00
Applied Magnetics Corp                             200                  0.00              2,200.00
Armco, Inc.                                        850                 10223              4,197.00
Ascend Communications                              338              12561.61              8,281.00
AT&T Corp                                          360                 12993             22,073.00
ATC Communciations                                1000              4,949.30              1,281.30
Auspex Systems                                     200              2,553.64              2,000.00
Azco Mining Co                                   1,400                 4,045              2,188.00
Ballard Power Systems                              100              3,449.78              7,612.50
Bank of East Asia                                 2000              7,516.50              4,684.00
Barrick Gold Corp                                  100              2,777.69              1,862.50
Battle Mountain                                    296              2,248.68              1,706.73
Battle Mountain Gold                             2,200                24,050             12,650.00
Bay Networks Inc                                   400             14,591.75             10,250.00
Bema Gold Corp                                   2,500             11,409.97              5,937.50
BGR Precious Metals Inc                            750              8,114.55              5,445.00
Biomune Systems                                    200              1,229.50                143.80

                        SEE INDEPENDENT AUDITOR'S REPORT

               DESCRIPTION                    UNITS                COST           CURRENT VALUE
--------------------------------------------------------------------------------------------------
Biopore Inc.                                       500                500.00                  5.00
BKC Semiconductors Inc                             800             14,371.07              4,100.00
Boca Resh Inc                                      225              2,059.02              1,181.25
Boeing Co                                          775              50342.64             37,926.95
Boise Cascade Corp                                   8                  0.00                242.00
Borland Intl                                       300              3,626.11              2,193.75
Boston Scientific                                   55                994.73              2,523.12
Bristol Myers                                      250                 14541             42,581.00
Cable & Wireless                                   480               10060.7             13,050.04
Caprius Inc                                         50                 62.50                 40.65
Cedar Fair LP                                      200              3,299.32              5,175.00
Cel SCI Corp                                        10                 40.60                 66.25
Central Garden & Pet                               570                16,352             14,963.00
Cerplex Group Inc                                  200              1,533.75                 90.00
Champion Intl Corp                                 100              5,802.17              4,531.30
Chemtrak Inc                                      1000              1,401.30                750.00
Chevron Corp                                       200             13,794.75             15,400.00
Chiron Corp                                        120              3,041.60              2,040.00
Chronimed Inc                                      200              2,252.00              2,425.00
Cifra C Copn 29                                   8694              7,906.80             19,491.95
Cifra SA DE CV                                    1063             10,597.99              2,620.30
Circus Circus Enterprise                           100              2,252.54              2,050.00
Cirrus Logic Inc                                   945                18,206             10,041.00
Cisco Systems Inc                                  805                 35077             44,879.00
Cletrix Pharmaceuticals                           1000              2,384.50              1,812.50
Coca Cola Co                                     1,779                71,567            118,637.00
Coeur D Alene Mines                                500              6,168.60              4,469.00
Columbia Gas System                                100              5,572.00              7,856.30
Columbia HCA Healthcare                            100              3,573.92              2,962.50
Compania de Telefonos de Chile                     106              3,321.60              3,166.75
Compaq Computer                                     31              2,052.12              1,751.50
Contl American Transn Inc                         7050                  4842                353.00
Cubic Corp                                         100              3,927.46              3,275.00
Cybex Computer                                     100              2,662.32              2,450.00
Cypress Semiconductor                              150              5,827.82              1,256.25
Daimler Benz                                       225             10,695.91             16,256.25
Darden Restaurants Inc                             200              1,738.72              2,500.00
Dell Computer                                      300             14,352.75             25,200.00
Delta Petroleum Corp                               440              3,225.95                880.00
Deltapoint Inc                                     200              1,534.45                237.60
Desert Community Bk                                100              2,003.60              2,987.50
Devon Energy Corp                                  200              5,357.05              7,700.00
Disney Walt Co                                     483                 31856             47,817.00
DSC Communications                                 200              6,665.31              4,800.00
Duke Power Co                                       41                987.85              2,270.37
Dusa Pharmaceuticals                                 3                  0.00                 34.50
Eagle Telephonics Inc                              500                895.51                 94.00
Eagle Telephonics Inc *                            500              1,791.01                 31.00
Earthgrains Co                                    1450                 42265             68,150.00
Eastman Chemical                                    85                     0              5,063.00
Eastman Kodak Co.                                  526                 28684             31,856.00
Edison Intl                                        500                  8477             13,594.00

                        SEE INDEPENDENT AUDITOR'S REPORT

               DESCRIPTION                    UNITS                COST           CURRENT VALUE
--------------------------------------------------------------------------------------------------
El Callao Mining Corp                            1,000              1,559.50                251.00
EMC Corp                                           209                 5,259              5,735.00
Ensco Intl                                         400              6,196.00             13,400.00
Ericsson L M Tel                                   300              2,410.73             11,193.90
Exxon Corp                                         100              5,208.25              6,118.70
Fannie Mae                                         200              5,827.17             11,412.60
Federal Home Ln Mtg                                 82              2,711.90              3,438.91
Filenet Corp                                       400               3935.72             12,050.00
First Silver Reserve*                            1,000                  0.00              1,118.00
Fletcher Challenge Bldg                             21                506.62                435.75
Fletcher Challenge Energy                           21                448.87                748.12
Fletcher Challenge Ltd Forests                       1                  0.00                  8.37
Fletcher Challenge Paper Div                        42                777.00                527.64
Food Lion Inc                                      112              1,586.01                945.05
Ford Motor Co                                      940              28811.73             45,649.22
Four Front Technologies                            100              1,103.56                775.00
Franklin Universal Trust                           370              4,847.97              3,700.00
Freeport McMoran Cop & Gold                        240                 6,811              5,760.00
Freeport McMoran Resources                         400              8,877.60              3,650.00
Galoob Toys Inc                                    100              1,492.94              1,018.80
General Amer Inv Co                                768              7,307.57             20,112.38
General Electric                                  1086              38437.72             79,685.25
General Motors                                     200             11,569.75             12,150.00
Glamis Gold Ltd                                    200              1,686.95                737.40
Grupo Televisa SA                                  500              9,872.95             19,344.00
GT Bicycles Inc                                   2615              22163.42             15,527.87
GTE Corp                                           300             10,185.60             15,675.00
GVC Venture Corp                                  2000              2,404.35                  0.00
Harken Energy Corp                               1,200              2,539.50              8,400.00
Harley Davidson Inc                                140              2,001.83              3,815.00
Harrahs Entertainment Inc                          120              2,396.59              2,265.00
Hecla Mining                                       500              6,021.73              2,469.00
Hemisphere Biopharma                              1000              2,188.00              4,063.00
Hemisphere Biopharma Warrants                     1000                  0.00              1,375.00
Hewlett Packard Co                                 300                14,595             18,713.00
Hilton Hotels Corp                                  70              2,002.53              2,082.50
Horizon Resources Corp                              63                735.22                  0.06
Houston Industries                                 122                  0.00              3,263.50
IBM                                                170                 14129             17,786.00
IBP Inc                                            200              1,752.00              4,187.60
Immucor Inc                                        200              1,891.92              1,725.00
Intel Corp                                        1285              49877.84             90,271.25
Intergraph Corp                                   1900                 17417             19,000.00
Intermagnetics Genl Corp                           830                15,330              6,692.00
International Paper                                100              4,342.40              4,312.50
Intl Game Tech                                  102.36              2,188.21              2,584.59
Intuit                                             100              4,413.02              4,125.00
Iomega Corp                                       2600                 29084             32,339.00
Iridium World Communciations                       100              4,311.32              3,650.00
Itron Inc                                          100              2,585.89              1,800.00
K Mart Corp                                        784                10,960              9,016.00
Kafus Environmental                                400              2,157.00              1,474.80

                        SEE INDEPENDENT AUDITOR'S REPORT

               DESCRIPTION                    UNITS                COST           CURRENT VALUE
--------------------------------------------------------------------------------------------------
Koo Koo Roo Inc                                    200              1,406.09                431.20
KTI Inc                                            500              8,674.78              8,187.50
L M Ericsson Tele                                  161                  5893              6,007.00
LA Gear Inc                                        140              3,102.40                  8.40
Lakehead Pipeline                                   55                774.73              2,402.84
Learning Co Inc                                    100              1,937.75              1,606.25
LM Ericsson Tele Co                                680              9,926.60             25,372.50
Loral Space & Communications                       150              2,249.25              3,215.70
LSI Logic                                          235                  4852              4,612.00
Lucent Technologies                                100              3,873.85              7,987.50
Macromedia Inc                                     150              1,559.95              1,246.95
Mapinfo Corp                                       150              3,449.50              1,668.75
Matrasell Corp                                    9000                970.77                  0.00
McDonalds Corp                                     100              4,505.02              4,775.00
Medical Assurn Inc                                 292              4,674.75              8,212.50
Medpartners Inc                                    605              9,062.50             13,536.88
Medtronic Inc                                      200              5,614.67             10,500.00
Merck & Co                                         100              4,349.64             10,625.00
Merck & Co                                         700               21824.6             74,200.00
Meritor Automotive                                  33                  0.00                695.06
Merrill Lynch & Co                                 100              6,946.62              7,293.80
Mesa Offshore Trust                              2,000              3,969.88                330.00
Microchip Technology                               300              3,932.21              9,000.00
Microsoft Corp                                    1080                 65217            139,590.00
Mid-States PLC                                     800              6,200.00                  0.00
Minera Andes Inc                                 4,000              7,879.50              3,280.00
Mink Mineral Resources                             200                449.37                 51.60
Minnesota Mng Mfg                                  400              36370.99             32,825.20
Morgan JP & Co                                     167                17,283             18,850.00
Morgan Stanley Emrg Mkt                           5600                 37309             41,647.00
Motorola Inc                                       910                51,700             52,041.00
Nautica Enterprises Inc                            700             16,048.50             16,275.00
New Germany Fund                                   134              1,519.49              1,809.00
New Plan Realty Trust                              200              4,543.92              5,100.00
Newmont Mining Corp                                200              6,175.67              5,875.00
Nexar Technologies                                 150              1,159.11                712.50
Niagara Mohawk Power*                              300              5,592.52              3,150.00
Nichols Research                                  2050                 35407             51,250.00
Noise Cancellation Tech                           1700               3727.68              1,912.50
Occidental Petroleum                               200              5,224.18              5,862.60
Omnipoint Corp                                     161              3,021.18              3,743.25
Oracle Corp                                        475              14226.09             10,598.67
Oroperu Resources                                1,000              1,209.50                517.00
Osteotech Inc                                      200              3,928.16              5,450.00
Ozemail Ltd                                        500              6,385.38              3,812.50
Parametric Technology                              100              4,652.87              4,737.50
Pegasus Gold                                       600                 4,536                364.00
Pennsylvania Engineering                             5                  0.31                  0.05
Pepsico Inc                                        410                14,386             14,863.00
Petrie Stores Corp                               11700                 32313             34,983.00
Pfizer Inc                                         100              7,510.35              7,456.20
Pharmacopeia Inc                                    95              1,734.43              1,520.00

                        SEE INDEPENDENT AUDITOR'S REPORT

               DESCRIPTION                    UNITS                COST           CURRENT VALUE
--------------------------------------------------------------------------------------------------
Philip Morris                                     1498              58778.24             67,784.50
Philip Morris Cos                                  150              6,239.25              6,796.80
Philips Electronics Netherlands                    100              4,000.00              6,050.00
Pinnacle Micro Inc                                 300              2,479.75                 46.80
Placer Dome                                       1600                 25300             20,299.00
Placer Dome Inc                                  1,000                26,785             12,688.00
Platinum Technology                                850              6,761.75             24,012.50
Pride Intl                                          50              1,823.79              1,262.50
Procter & Gamble Co                                800              8,690.39             63,850.00
QMS Inc                                            100              1,029.05                256.30
Questech Inc                                       200              1,211.90              1,350.00
Rallys Hamburgers                                 1000              4,432.60              2,781.30
Range Petroleum                                  3,400              3,967.20              4,318.00
Rationalsoftware Corp                              103              1,072.18              1,184.50
Raytheon Co                                         12                  0.00                592.50
Real Goods Trading                                 200              1,253.60                850.00
Red Brick Systems                                  400              4,533.00              2,800.00
Reliastar Finl Corp                                800             12,575.24             32,950.40
Rhone Poulenc SA Amer                              158                 6,436              6,982.00
Rockwell Intl                                      100              6,087.00              5,225.00
Royal Oak Mines Inc                              2,500                10,761              3,908.00
Royce Value                                        966              2,626.84             14,550.85
Safeway Inc                                        100              6,225.81              6,325.00
Safeway Inc -CALL                                  (1)                  0.00               -350.00
SBC Communciations                                  75              4,162.50              5,493.75
Schlumberger Ltd                                   200              9,967.40             16,100.00
SCI Systems                                        300                 11949             13,069.00
Seagate Technology                                 300             12,269.25              5,775.00
Sears Roebuck                                       50              5,489.67              2,262.50
Security Dynamics Tech                              55              2,002.53              1,966.25
Sequus Pharmaceuticals                            1530              13995.82             11,380.14
Service Merchandise                                350              1,764.61                743.75
Silverado Mines Ltd                              2,153              4,608.19                538.25
Southern Co                                        400              6,278.60             10,350.00
St Jude Medical Inc                                300             11,920.11              9,150.00
Starbase Corp                                      500                870.13                578.00
Sun Microsystems                                   650                 20659             25,919.00
Sunshine Mining & Refining                        1000              1,860.19              1,000.00
Swift Transportation                               300              8,983.10              9,712.50
Swiss Helvetia Fund                                215              2,930.06              5,899.17
Symbolics Inc- New                                  60              1,237.50                  4.20
Syntellect Inc                                     600              8,316.00              1,087.20
Tarrant Apparel Group                              400              6,287.23              6,250.00
Telefonos de Mexico                                525              17630.69             29,433.07
Tellabs Inc                                        400             15,623.50             21,150.00
Tera Computer Co                                   200                  0.00              3,050.00
Terra Nitrogen Co                                  100              4,590.37              2,612.50
Texas Instrument                                   195              5,186.00              8,775.00
Thermo Electron Co                                 207              9,057.69              9,108.00
Thermotex Corp                                     400              7,942.10              8,850.00
Three Com Corp                                      31              1,031.05              1,082.09
Toys R Us                                          100              2,840.29              3,143.80

                        SEE INDEPENDENT AUDITOR'S REPORT

               DESCRIPTION                    UNITS                COST           CURRENT VALUE
--------------------------------------------------------------------------------------------------
Transpro Inc                                      2900                 21353             26,100.00
Tri Continental Corp.                              830              5,207.05             22,151.04
Tricon Global Restaurants                           50                 1,221              1,453.00
Ultrak Inc                                        1000             16,196.66              9,188.00
Unique Casual Rest Inc                             300              2,211.00              2,100.00
Unisys Corp.                                       100              4,859.50              1,387.50
United Healthcare Corp                              40              2,574.82              1,987.52
US Gold Corp                                     1,000              1,397.00                813.00
Vaughn Communciations                              600              6,183.00              3,262.20
Visage Technology                                  400               3857.64              2,325.20
Vtel Corp                                         1150                  9533              7,044.00
Wal Mart Stores                                    200              4,864.83              7,887.60
Warner-Lambert                                      30              1,198.48              3,725.64
WD 40 Co                                           194              4,614.70              5,626.00
Webb Del Corp                                      100              2,225.10              2,600.00
Wedgestone FNL                                     100              1,125.00                 28.00
Wellman Inc                                        500             10,810.09              9,750.00
Western Digital                                   1005                 19289             16,080.00
Wilshire Oil Co Tex                                212              1,891.89              1,152.85
Winstar Comm                                       300              8,537.95              7,481.40
Wonderware Corp                                    400                 4,918              5,650.00
Xilinx Inc                                         100              3,376.46              3,506.30
York Research Corp                                 200              2,421.73              1,687.60
Zappa Resources                                  1,000                 3,046                132.00
                                                                                ------------------
                                                                                     $2,815,337.92
                                                                                ===================

EMPLOYER STOCK
Sparta Inc.-'97 PSP Contrb                      232620          1,491,830.00         $1,605,078.00
Sparta Inc.-'97 401k Contrb                       9052             59,523.00             62,458.80
Sparta Inc.                                    2416029         10,905,183.00         16,670,600.10
                                                                                ------------------
                                                                                    $18,338,136.90
                                                                                ===================

                        SEE INDEPENDENT AUDITOR'S REPORT

                       CONSENT OF INDEPENDENT ACCOUNTANTS


        We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-44150, 33-45915, 333-40883) of the Sparta, Inc.
Profit Sharing Plan of our report dated June 4, 1998 contained in this Report on form 11-K of the Sparta, Inc. Profit Sharing Plan for the Plan year 1997.

                                           WARNICK, MAESTAS & HICK

                                           /s/ Warnick, Maestas & Hick

Costa Mesa, California
June 30, 1998